[redacted]

*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029380

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SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible]

8-65441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Auriga USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, Suite 4625
(No. and Street)

New York,	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Tartaglia (212) 231-8727
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

AB 3/4

I, John Tartaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA LLC, as of February 26, 2010, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President
Title

Notary Public

CLARA SIERRA
PUBLIC-STATE OF NEW YORK
No. 01SI6208623
Qualified in New York County
Commission Expires 7-6-2013

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AURIGA USA, LLC
(A Wholly-Owned Subsidiary of Auriga Securities SV S.A.)

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Auriga USA, LLC

We have audited the accompanying statement of financial condition of Auriga USA, LLC.) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Auriga USA, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 1, 2010

Auriga USA, LLC
(A wholly owned subsidiary of Auriga SV S.A.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$1,051,512
Receivable from broker	1,697,285
Due from Parent and Affiliates	283,719
Fixed assets, net	318,664
Other assets	527,145
Total assets	$3,878,325

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Commission payable	$1,274,859
Accounts payable and accrued expenses	432,291
Total current liabilities	1,707,150
Member's equity	2,171,175
Total liabilities and member's equity	$3,878,325

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE A - ORGANIZATION

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Securities SV S.A., (the "Parent"), a Spanish company.

In 2008, Auriga Securities SV S.A. purchased Garden City Capital, Inc. and subsequently changed the name of the company to Auriga USA, Inc. In December 2008, the assets and liabilities of Auriga USA, Inc. were merged with and into Auriga USA, LLC.

The Company generates revenue by providing trading and brokerage services for fixed income and equity securities to customers and execution services for institutional accounts. In addition, the company generates commission fees by providing equity research reports for institutional investors.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC became FASB's officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. All references to accounting standards now refer to the relevant ASC Topic.

NOTE B (continued)

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

As of December 31, 2009, the Company did not have any amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in non-interest bearing accounts at HSBC Bank N.A. FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is unlimited as of December 31, 2009.

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis. Interest income is recorded on the accrual basis.

Marketing

All costs associated with advertising and marketing are expensed as incurred.

Depreciation

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight line method over the estimated life of the improvement or the term of the lease, whichever is shorter.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes.

NOTE B (continued)

As a limited liability company, the Company is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return. The Company is subject to UBT. At December 31, 2009, the Company had a UBT net loss carryover of approximately $4.4 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $177,000. At December 31, 2009, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the statement of financial condition.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.

The Company has reviewed the tax positions and determined that the implementation did not have a material impact on the Company's financial statements or require additional disclosure.

The UBT net loss carryover expires in the year 2028.

NOTE C - FAIR VALUE MEASUREMENTS

The Company adopted ASC Topic 820, "Fair Value Measurements and Disclosures," as of January 1, 2009, which, among other things, requires enhanced disclosures about financial assets or financial liabilities that are measured and reported at fair value. At December, 31, 2009, the Company has no financial assets or financial liabilities measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of fair value in three levels based on the markets for which the assets are traded and the reliability of the assumptions used to determine fair value. The determination of the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices (unadjusted) are available in active markets for identical assets and liabilities as of the reporting date.

NOTE C (continued)

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active for identical or similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets or liabilities that are developed using the reporting entities' estimates and assumptions, which reflect those that market participants would use.

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued new authoritative accounting guidance under ASC Topic 855 "Subsequent Events." This ASC Topic establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The ASC Topic establishes principles and requirements for subsequent events. The ASC Topic is effective for interim and annual reporting periods ending after June 15, 2009.

Adoption of this ASC Topic did not have a material impact on the Company's results of operations or financial condition. See required disclosures in Note K – Subsequent Events.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2009, the Company had net capital of $1,041,647, which was $927,837 in excess of its required minimum net capital of $113,810. The Company's ratio of aggregate indebtedness to net capital was 1.6 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not regularly trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - FIXED ASSETS

Fixed assets consist of the following

	Basis	Accumulated depreciation and amortization	Net fixed assets
Computer equipment	$157,233	$ (34,664)	$122,569
Leasehold improvements	182,789	(63,962)	118,827
Furniture and equipment	101,965	(24,697)	77,268
	$441,987	$(123,323)	$318,664

NOTE G - RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into an arrangement with the Parent to provide reimbursement of expenses related to the development for the equity business. Such expenses include the salaries of certain personnel, office space, legal and administrative services. The Parent also pays certain fees to the Company to compensate the Parent for advisory services on fixed income transactions. In addition, the Parent provided certain capital contributions throughout the year for the development of the Company.

For the year ended December 31, 2009, the Parent reimbursed the Company approximately $1.0 million for professional fees which are treated as a capital contribution. For the year ended December 31, 2009, payments paid by the Parent to the Company for advisory services were $4.5 million. In addition, for the year ended December 31, 2009, the Company received approximately $3.6 million of capital contributions from the Parent.

NOTE G (continued)

Transactions with Xzerta LLC

The Company had entered into an administrative agreement (the "Agreement") with Xzerta LLC, on behalf of the Parent. Xzerta LLC participates in whole loan trading and mortgage related advisory services. The Company reimbursed operating expenses of Xzerta LLC as required by the agreement for services rendered by Xzerta LLC employees.

For the year ended December 31, 2009, the Company reimbursed Xzerta LLC approximately $4.7 million. Such expenses include the salaries of certain personnel, office space, legal and administrative expenses for services rendered on behalf of the Company. In addition, there was a $0.9 million loan from the Company to a subsidiary of Xzerta, LLC during 2009. The Company subsequently wrote down the loan.

NOTE H - LEASES

Operating Lease

The Company leases office space in New York, NY, Hingham, MA, Boca Raton, FL and San Francisco, CA under operating leases expiring at various dates through May 2011.

The following is a schedule by years of future minimum annual rental payments under operating leases:

	2010	2011
New York, NY	$648,000	$108,000
San Francisco, CA	38,161	15,900
Hingham, MA	3,750	-
Boca Raton, FL	6,360	-
	$696,271	$123,900

NOTE I - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE J - CONCENTRATION RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2009 and has determined the following subsequent event during this period:

n February 2010, the Company entered into a Contribution Agreement and an Operating Agreement (the "Agreements") with the Parent and Xzerta Holdings, LLC ("Xzerta") to facilitate a combination of the operations of the Company and Xzerta. Pursuant to the Agreements, all of the Parent's outstanding LLC membership interests in the Company were contributed by the Parent, the Company's sole member, to Auriga Services, LLC ("Services") resulting in Services, a wholly owned subsidiary of Auriga Holdings, LLC, becoming the sole member of the Company. Auriga Holdings LLC, was established as a holding company to facilitate broker/dealer operations through the Company, as well as whole-loan and advisory operations through Xzerta. Auriga Holdings, LLC will be owned 62.5% by Auriga Special Holdings, LLC, a wholly owned subsidiary of the Parent and 37.5% by Xzerta Holdings LLC.

On March 1, 2010, the Parent provided Auriga Holdings LLC a capital infusion of $4 million for further development of its operations.